                          VALLEY CREEK CAPITAL, LLC
                        C/O MAVRICC MANAGEMENT SYSTEMS
                             POST OFFICE BOX 7090
                          TROY, MICHIGAN  48007-7090


                                 MAY 12, 1998

To Holders of Series 19 Beneficial Assignee Certificates of Boston Capital Tax Credit Fund III L.P.

Dear BAC Holder:

Valley Creek Capital, LLC ( the "Purchaser") is pleased to announce the extension of its Offer to purchase up to 403,000 beneficial assignee certificates ("BACs") of Series 19 of Boston Capital Tax Credit Fund III, L.P. (the "Partnership"). The Purchaser is offering $7.00 per/BAC, net to the seller in cash, upon the same terms and conditions as the April 3, 1998 Offer to Purchase and the supplement ("Supplement") enclosed herein. Except as described in the Supplement, all other terms and conditions of the Offer remain unchanged. UNLESS EXTENDED BY THE PURCHASER, THE OFFER WILL EXPIRE AT MIDNIGHT, EASTERN TIME, ON JUNE 5, 1998.

     In addition to the information previously provided in the Offer and in the Supplement, we encourage you to consider the following factors:

     - Please note that the secondary market prices reported in the limited and sporadic secondary market may not reflect the actual value of the BACs in light of the limited trading in such market. According to the Partnership Spectrum, for a 5-month period ending September 30, 1997 (the last date at which the BACs were last traded) only 9 trades for a total of 16,800 BACs took place.

     - Consider the following sample analysis for each BAC originally purchased at $10 per BAC:*


                  SELLER'S TAX CREDITS EARNED THROUGH 5/31/98      $  4.34
                  CASH FROM SALE                                   $  7.00
                                                                   -------
                        BENEFITS TO SELLER                         $ 11.34

               *For purposes of calculating benefits, the above example assumes:
               1) a sale date of 5/31/98 and 2) the Seller purchased the BAC at formation of the Partnership and that no other purchase or sale of the BAC has taken place before 5/31/98.

          PLEASE NOTE, HOWEVER, THAT THE FINANCIAL AND TAX CONSEQUENCES FOR EACH BAC HOLDER WILL BE DIFFERENT. WE URGE YOU TO READ THE ENCLOSED SUPPLEMENT INFORMATION

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          CAREFULLY AND CONSULT WITH YOUR FINANCIAL AND TAX ADVISORS IN
          CONNECTION WITH THE OFFER.

     - The Purchaser believes that the $7.00 purchase price is competitive with the present value of remaining tax credits. The Purchaser estimates there will be approximately $10.23 of tax credits allocated to BACs from the Period between May 31, 1998 and the remaining life of the Partnership. Based on a 9.5% discount rate, for example, the Purchaser believes the present value of the remaining estimated tax credits to be worth approximately $7.00 today.

     - The Partnership, in its most recent Annual Report on Form 10-K filed with the Commission, stated that "the Fund's investment objectives do not include receipt of significant cash distributions from the Operating Partnerships in which it has invested or intends to invest. The Fund's investments in Operating Partnerships have been and will be made principally with a view towards realization of Federal Housing Tax Credits for allocation to its partners and BAC Holders."

     - The Offer provides BAC Holders with an immediate opportunity to liquidate investment without the usual secondary market commissions which generally range from 5% to 8% of gross sales proceeds. The Purchaser will also pay the $150.00 transfer fee charged by the Partnership to transfer your BACs.

     If you have already tendered your BACs pursuant to the Offer, we appreciate your participation and no further action is required. If you have not already tendered and wish to do so now, please complete the enclosed Agreement of Transfer and Sale and forward it to the Depositary for the Offer in the business reply envelope provided.

     If you have any questions or need assistance in completing the Agreement of Transfer and Sale, please call the Depositary at 1-888-292-4264.

                                        Very truly yours,


                                        Valley Creek Capital, LLC


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